TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
June 23, 2016

Manulife completes USD Senior Notes offering in Taiwan

TORONTO - Manulife Financial Corporation (“MFC”) today announced that it has completed its previously announced offering in Taiwan of U.S.$1 billion principal amount of 4.70% senior notes due June 23, 2046.

The offering was made pursuant to a prospectus supplement dated June 7, 2016 to MFC’s existing base shelf prospectus. BNP Paribas, Taipei Branch, HSBC Bank (Taiwan) Limited and Standard Chartered Bank (Taiwan) Limited were managers and joint-bookrunners and Australia and New Zealand Banking Group Limited, Taipei Branch was a manager for the offering.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of March 2016, we had $904 billion (US$697 billion) in assets under management and administration, and in the previous 12 months we made more than $24.9 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com Saijal Patel Manulife Asia 852-2202-1382 saijal_patel@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com Eileen Tam Manulife Asia 852-2510-5888 eileen_tam@manulife.com